[COMMUNITY FINANCIAL SHARES, INC. LETTERHEAD]

April 1, 2009

VIA EDGAR

Ms. Jessica Livingston

Staff Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Community Financial Shares, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 24, 2009

File No. 000-51296

Dear Ms. Livingston:

On behalf of Community Financial Shares, Inc. (the “Company”), enclosed please find a revised preliminary proxy statement on Schedule 14A we are filing in response to the staff’s comment letter dated March 30, 2009. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Comment No. 1

Please provide completed pro forma financial information in your next amendment. We may have additional comments after reviewing that information.

Response to Comment No. 1:

Please see pages 20 through 22 of the revised proxy statement for completed pro forma financial information.

Comment No. 2

Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included historic financial

Ms. Jessica Livingston

U.S. Securities and Exchange Commission

April 1, 2009

statements in your proxy statement. Please explain to us why you believe financial statements are not material. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 13A.

Response to Comment No. 2:

Please see the disclosure on pages 26 and 27 of the revised proxy statement.

Comment No. 3

We note that you have already received preliminary approval from the U.S. Treasury Department to participate in the Capital Purchase Program. Please disclose any material conditions to this participation.

Response to Comment No. 3:

Aside from receiving stockholder approval for the issuance of shares of preferred stock, the Company is not aware of any material conditions to its participation in the Capital Purchase Program.

Comment No. 4

Please tell us whether the preliminary approval from the U.S. Treasury Department is for participation in either the “private” company program or the “public” company program. If you are eligible to participate in both, tell us when the deadline for your decision is.

Response to Comment No. 4:

The Company has been advised that it may participate in the Capital Purchase Program as either a “private” or “public” company. The Company has made the affirmative decision to participate as a “private” company and has advised the U.S. Treasury Department’s counsel of this decision. Please see the disclosure on pages 16, 17, 18, and 22 of the revised proxy statement.

Comment No. 5

Disclose, if true, that the U.S. Treasury Department is not obligated to grant final approval of your participation in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities are not guaranteed.

Ms. Jessica Livingston

U.S. Securities and Exchange Commission

April 1, 2009

Response to Comment No. 5:

Please see the disclosure on page 16 of the revised proxy statement.

Comment No. 6

Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and you do not participate in the Capital Purchase Program for whatever reason.

Response to Comment No. 6:

Please see the disclosure on page 16 of the revised proxy statement.

Comment No. 7

We note your disclosure on page 16 regarding your evaluation of existing employee benefit plans or contracts. We also note from your other filings that you began conducting this evaluation in November of 2008. Please disclose whether you will modify any plans or contracts to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Response to Comment No. 7:

If the Company participates in the Capital Purchase Program, it will take the necessary steps, including modifying any applicable employee benefit plans, contracts or other arrangements, to comply with the compensation limitations and restrictions imposed by the Emergency Economic Stabilization Act of 2008.

*    *    *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the proxy statement; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jessica Livingston

U.S. Securities and Exchange Commission

April 1, 2009

If you have any questions or further comments regarding the revised proxy statement, please call Edward G. Olifer, the Company’s legal counsel at Kilpatrick Stockton, LLP, at 202.508.5852.

Sincerely,

COMMUNITY FINANCIAL SHARES, INC.

/s/ Eric J. Wedeen
Eric J. Wedeen
Vice President and Chief Financial Officer

Enclosures

cc:	Michael Seaman, U.S. Securities and Exchange Commission

Scott W. Hamer, Community Financial Shares, Inc.

Edward G. Olifer, Esq.